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                             July 21, 2020

       Nick Bhargava
       Acting Chief Financial Officer
       Groundfloor Yield LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Yield
LLC
                                                            Amended Draft
Offering Statement on Form 1-A
                                                            Submitted June 29,
2020
                                                            CIK No. 0001810007

       Dear Mr. Bhargava:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2020 letter.

       Amended Offering Statement on Form 1-A

       General

   1. We note your response to comment 2. We are still considering your response and may have further comment.
   2. We note your response to comments 1 and 3. Please advise us why you believe your notes offering should
not be aggregated under Rule 251(a)(2) with offerings by GFI or with GRE1. In your
response please address the extent to which:
                                                            the management team
and personnel cited in response to comment 1 will conduct
                                                            your operations
concurrently with the operations of GFI and GRE1;
                                                            proceeds from the
notes could be used alongside proceeds from offerings by
                                                            Groundfloor Finance
and affiliates to fund the origination of loans. You state that
 Nick Bhargava
FirstName  LastNameNick
Groundfloor  Yield LLC Bhargava
Comapany
July       NameGroundfloor Yield LLC
     21, 2020
July 21,
Page  2 2020 Page 2
FirstName LastName
              proceeds of the notes will be provided to GFI and GRE1, which will then originate loans using the proceeds. It appears your affiliates currently use proceeds of LRO, equity and other offerings for the same purpose. We also note the statement on page
              4 that funds from this offering "may be added to funds from
Groundfloor Finance   s
              direct lending account, GRE 1   s direct lending account and
funds from institutional
              and individual investors to collectively fund the loans;"
                proceeds from the notes could be used for general corporate purposes of GFI and
              GRE1;
                proceeds from GFI and GRE1 offerings could be used to assist you in commencing your operations; and
                this offering is a distinct investment opportunity from both
GFI   s and GRE1   s
              offerings.
Groundfloor Yield Notes, page 6

3. We have considered your response to comment 7. We note your statement that GFY
         Notes will occur on a continuous basis and will not be tied to the origination of any specific loan or loans by GFI or any other originator. However, given the interdependence of your business process as described within disclosures on pages 16 and
         17, it appears the quality of investments in your GFY Notes and potential for return on such investments are indirectly tied to the characteristics of the loans to be funded by such proceeds. Given this apparent interdependence, please elaborate on why you believe summary information of characteristics underlying loan portfolios earmarked for funding by Groundfloor Yield Notes would not be necessary for investors to make an initial investment decision. In your response, please clarify whether any potential loan portfolios have been specifically identified for funding by the Groundfloor Yield Notes and to the extent known trends or demands related to such loan portfolios impact your operations, please tell us how you considered revising your disclosure to provide summary characteristics of such loan portfolios and pro forma financial information to reflect the funding of such identified loans and/or portfolios of loans.
4. Please provide us, and revise your disclosure to include, a more detailed discussion of your loan funding processes. In your response, please address the fact that disclosures on page 18 indicate that GRE1 and GRE2 acquire loans from GFH, while you indicate on page 17 that GRE1 and GRE2 receive loans from GFY. In addition, given the five day term of the GFY notes and the potential holding periods of up to 30 days by both you and
         GFH before being sold to you or assigned by you, respectively, please clarify and/or reconcile how you will manage repayment of the initial maturity on the first round of GFY notes sold. To the extent repayment will be funded by sources other than proceeds from
         GFH, please identify such sources of liquidity.
Financial Statements, page 30

5. We have considered your response to comment 10. We note your statement that GFY will be financially independent from GFI and therefore audited financial statements or other
 Nick Bhargava
Groundfloor Yield LLC
July 21, 2020
Page 3
      financial information with respect to GFI should not be included. However, given the interdependence of your business process, as described within disclosures on pages 16 and
      17, with other Groundfloor entities and the short five day term of your GFY notes, although there is no explicit financial support, it remains unclear how your financial viability is not implicitly tied to Groundfloor Finance, Inc. Given such facts and circumstances, please further clarify why inclusion of audited financial statements, or some other financial information, of Groundfloor Finance, Inc. within your Offering
      Statement are not necessary.
Independent Auditors' Report, page F-1

6. We note your response to comment 11 and proposal to include audit report in a subsequent filing. Please confirm that an auditor has been engaged and an audit of your financial statements have been performed. Please revise your filing accordingly to include such audit report.
       You may contact Wilson Lee at 202-551-3468 or Jeffrey Lewis at 202-551-6216 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameNick Bhargava
                                                          Division of
Corporation Finance
Comapany NameGroundfloor Yield LLC
                                                          Office of Real Estate
& Construction
July 21, 2020 Page 3
cc:       Brian Korn, Esq.
FirstName LastName